Free Writing Prospectus	Filed pursuant to Rule 433
(to the Preliminary Prospectus	Registration Statement Nos. 333-195749
Supplement dated May 4, 2015)	333-195749-04

$400,000,000 of 3.400% Senior Notes due 2025

Final Term Sheet

May 4, 2015

Issuer:	Principal Financial Group, Inc.

Expected Ratings (Moody’s / S&P)*:	Baa1 / BBB+

Issue:	3.400% Senior Notes due 2025 fully and unconditionally guaranteed by Principal Financial Services, Inc.

Offering Size:	$400,000,000

Coupon:	3.400% per annum

Trade Date:	May 4, 2015

Settlement Date:	May 7, 2015 (T+3)

Maturity Date:	May 15, 2025

Treasury Benchmark:	UST 2.000% due February 15, 2025

US Treasury Price:	98-25+

US Treasury Yield:	2.137%

Spread to Treasury:	130 basis points

Re-offer Yield:	3.437%

Price to Public (Issue Price):	99.688%

Net Proceeds to Issuer (before Expenses):	$396,152,000

Interest Payment Dates:	Semi-annually on May 15 and November 15 of each year, commencing on November 15, 2015 (long first coupon)

Optional Redemption:

The Issuer may redeem the notes, at its option, at any time and from time to time, in whole or in part, as set forth herein. If the notes are redeemed prior to February 15, 2025, the redemption price will be equal to the greater of:

(a) 100% of the principal amount of the notes to be redeemed; or

(b) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, not including any portion of the payments of interest accrued as of such redemption date, discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement relating to the notes), plus 20 basis points, as calculated by an independent investment banker;

plus, in each case, accrued and unpaid interest on the notes to be redeemed to, but excluding, the relevant redemption date.

If the notes are redeemed on or after February 15, 2025, the redemption price will be equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the notes to be redeemed to, but excluding, the relevant redemption date.

CUSIP/ISIN:	74251VAK8 / US74251VAK89

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC

UBS Securities LLC

Co-Managers:	Samuel A. Ramirez & Company, Inc.
Siebert Brandford Shank & Co., LLC

*A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer and the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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